[Perkins Coie LLP Letterhead]

October 19, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Esterline Technologies Corporation—Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of Esterline Technologies Corporation (the “Company”), transmitted herewith for filing with the Securities and Exchange Commission (the “SEC”), via EDGAR, is the Company’s Registration Statement on Form S-4 (“Form S-4”). Payment of $17,825 has been wired to the U.S. Bank as the designated Financial Agent for General Lockbox Services for payment of the registration fee.

In August 2010, the Company and its subsidiary guarantors issued $250 million in aggregate principal amount of senior notes and related subsidiary guarantees of such notes, in a private placement (collectively, the “Original Notes”). Pursuant to the agreements entered into with the initial purchasers of the Original Notes, the Company is required to offer holders of the Original Notes the opportunity to exchange the Original Notes for substantially identical notes and subsidiary guarantees in a transaction that has been registered under the Securities Act of 1933, as amended (the “Exchange Offer”). The Company proposes to register the Exchange Offer on Form S-4.

The Company will supplementally be providing to you a letter which sets forth certain representations concerning the Exchange Offer in compliance with the guidelines described in the SEC’s letters to Exxon Capital Holdings Corp. (April 13, 1998), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling (July 2, 1993).

Securities and Exchange Commission

October 19, 2010

If you have any questions regarding this filing, please contact Andrew Bor at (206) 359-8577.

Very truly yours,

/s/ Perkins Coie LLP

cc:	Robert D. George, Esterline Technologies Corporation